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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-34837

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6’-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(6)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l01(b)(7): ____

Note: Regulation S-T Rule 101(6)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public’ under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Luokung Technology Corp.

Luokung Technology Corp. Reports

The First Six Months of Fiscal Year 2019 Unaudited Financial Results

Luokung Technology Corp. (Nasdaq: LKCO) (“Luokung”, “we” or the “Company”), today announced the financial results for the six months ended June 30, 2019. The financial statements and other financial information included in this Form 6-K are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended June 30, 2019:

Revenues decreased 54.5% to $5.73 million from $12.60 million for the six months ended June 30, 2018;

Net loss of $10.57 million as compared to net loss of $4.53 million for the six months ended June 30, 2018.

Basic and diluted loss per share was $0.05 for the six months ended June 30, 2019 compared to basic and diluted loss per share of $4,533,210 for the six months ended June 30, 2018. Weighted average shares outstanding for the six months ended June 30, 2019 and 2018 were 200,223,114 and 1, respectively.

“For the first half of the fiscal year, we gradually terminated the Wi-Fi provision for express trains because the increase in numbers of High-speed trains led to the shrinkage of the passenger trips of express trains. Our revenue in relation to the display-based online advertising services on Luokuang Application decreased. However, at beginning of this year, we have been rapidly building an LLDMP, Luokung Location-based services (“LBS”) Data Marketing Platform, that combines our LBS strength with existing advertising tools. Our LBS capability including indoor floor maps, location information, and point of interest for more than twenty thousand commercial buildings covers high speed train stations, shopping malls, airports and so on. Additionally, it also comes with data of millions of geo-fences across China. With those LBS capability, we could help our customers reach the right audience and help advertisers spend marketing budget more accurately and more efficiently.” said Mr. Song Xuesong, Chief Executive Officer, “In the meantime, we are putting more effort in developing our services and products utilizing our advanced spatial temporal indexing technology through strategic cooperation with authorities and Merger and Acquisition to enrich the data sources, including remote sensing data, mapping data, High Definition (“HD”) map data, indoor map data and HD positioning data.”

Results of Operations - For the Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018

Revenue

We are one of the global leading spatial-temporal big-data processing technology companies, a leading interactive location-based services company in China. We provide display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position on Luokuang mobile application on a cost-per-click basis, the customers pay us only when a user clicks on an advertisement on the Luokuang mobile application, and we also derive our revenue from the provision of user acquisition services to our advertisers on the strength of the LBS services we offer, the customers pay us based on performance, including measured by CPI (Cost Per Install), CPM(Cost Per Mille), CPC(Cost Per Click). The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

Software and services, the Company generates revenues primarily in the form of sale of software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the control of the provided goods is provided to our customers.

Technology solution revenue is recognized over time, as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Milestones with corresponding payment are stated in the contracts with customers. We bill for the services we have performed when the milestones reached are accepted by the customer in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver each agreed portion of the services.

For the six months ended June 30, 2019, we had revenue of $5,728,268, as compared to revenue of $12,597,026 for the six months ended June 30, 2018, a change of $6,868,758, or 54.5%, which was primarily due to the termination of the Wi-Fi provision for express trains as the increase in numbers of High-speed trains led to the shrinkage of the passenger trips of express trains. Therefore, starting from the beginning of 2019, we generated our revenue through our Luokung Location-based services Data Marketing Platform.

Operating costs and expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses.

Cost of Revenues

Cost of revenues increased by 19.6% to approximately $4.84 million for the six months ended June 30, 2019 from approximately $4.04 million for the six months ended June 30, 2018. For the six months ended June 30, 2019, the cost of revenues primarily consists of traffic acquisition costs, our traffic acquisition costs may vary due to a number of factors, the scale, targeted audience and the geographic of traffic. For the six months ended June 30, 2018, the costs of revenues primarily consist of depreciation, labor cost, Wi-Fi equipment installation fees, data charges, annual payments to local railway bureau, other overhead costs.

Selling and marketing expense

Our selling and marketing expense mainly include promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $770,092 for the six months ended June 30, 2019, as compared to $8,586,325 for the six months ended June 30, 2018, a decrease of $7,816,233 or 91.0%. The decrease was primarily attributable to the decrease in promotional and marketing activities conducted by the Company to promote the Luokuang APP due to the termination of the Wi-Fi provision on express trains.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services

General and administrative expense totaled $6,777,839 for the six months ended June 30, 2019, as compared to $3,682,763 for the six months ended June 30, 2010, an increase of $3,095,076 or 84.0%. The increase was primarily attributable to the increase on the allowance for doubtful receivables of approximately $3,852,000.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel.

Research and development expenses totaled $3,880,812 for the six months ended June 30, 2019, as compared to $514,414 for the six months ended June 30, 2018, an increase of $ 3,366,398 or 654.4%. The increase was primarily attributable to the amortization of the intangible assets of approximately $2,713,000, which was recognized as a result of the acquisition of Super Engine Holdings Limited in accordance to PPA, and the increase in the salaries of approximately $688,000 due to the increase in staff of R&D department.

Loss from operations

As a result of the factors described above, for the six months ended June 30, 2019, loss from operations amounted to $10,536,233 as compared to loss from operations of $4,230,985 for the six months ended June 30, 2018, an increase of $6,305,248, or 149.0%.

Other income/expense

Other income/expense mainly include interest expenses from other loans and foreign currency gains/losses.

For the six months ended June 30, 2019, other expense, net, amounted to $31,494 as compared to other expense, net, of $302,225 for the six months ended June 30, 2018, a change of $270,731, or 89.6%, which was primarily attributable to an increase in foreign currency transaction loss of approximately $118,000, offset by an increase in other income of approximately $380,000 and an decrease in interest expenses of approximately $9,000.

Net loss

As a result of the factors described above, our net loss was $10,567,727 for the six months ended June 30, 2019, compared to net loss of $4,533,210 for the six months ended June 30, 2018, an increase of $ 6,034,517 or 133.1%.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB and Mobile Media is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $95,792 for the six months ended June 30, 2019, as compared to a foreign currency translation loss of $274,553 for the six months ended June 30, 2018. This non-cash gain had the effect of increasing/decreasing our reported comprehensive income/loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the six months ended June30, 2019 of $10,471,935, compared to comprehensive loss of $4,807,763 for the six months ended June 30, 2018.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We historically relied on cash flow provided by operations and financing to supplement our working capital. At June 30, 2019 and December 31, 2018, we had cash balances of approximately $490,551 and $1,192,218, respectively. The significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC.

The following table sets forth a summary of changes in our working capital from December 31, 2018 to June 30, 2019:

			December 31, 2018 to June 30, 2019
	June 30, 2019	December 31, 2018	Change	Percentage Change
Working capital deficit:
Total current assets	$28,940,818	$31,538,510	$(2,597,692)	(8.2)%
Total current liabilities	32,968,637	33,733,887	(765,250)	(2.3)%
Working capital deficit:	$(4,027,819)	$(2,195,377)	$(1,832,442)	83.5%

Our working capital deficit increased by $1,832,442 to working capital deficit of $4,027,819 at June 30, 2019 from working capital deficit of $2,195,377 at December 31, 2018. This increase in working capital deficit is primarily attributable to a decrease in accounts receivable of $4,684,000, a decrease in amounts due from related party of approximately $497,000 and an increase in accounts payable of approximately $3,563,000, offset by an increase in other receivables of approximately $3,285,000, a decrease in accrued liabilities and other payables of approximately $1,361,000, a decrease in amounts due to related party of approximately $2,558,000 and a decrease in deferred revenue of approximately $409,000.

In order to mitigate our liquidity risk, we plan to rely on the proceeds from loans from financial institutions and/or existing investors to increase working capital in order to meet capital demands. In addition, we expect Mr.Song, the Chief Executive Officer and Chairman of the Board, to continue to provide financial support to the Company when necessary.

Cash flows for the six months ended June 30, 2019 compared to the six months ended June 30, 2018

The following summarizes the key components of our cash flows for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018
Net cash used in operating activities	$(4,669,189)	$(3,292,566)
Net cash (used in) provided by investing activities	(10,839)	572,745
Net cash provided by financing activities	4,037,543	3,969,051
Effect of foreign exchange rate changes	(59,183)	43,915
Net (decrease) increase in cash	$(701,668)	$1,293,145

Net cash flow used in operating activities was $4,669,189 for the six months ended June 30, 2019 as compared to net cash flow used in operating activities was $3,292,566 for the six months ended June 30, 2018, an increase of $1,376,623.

Net cash flow used in operating activities for the six months ended June 30, 2018 primarily reflected our net loss of approximately $10,568,000, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $3,004,000, allowance for doubtful receivables of approximately $5,214,000, exchange difference of approximately $241,000, and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $546,000, an increase in other receivable and prepayment of approximately $4,083,000 and a decrease in deferred revenue of approximately $412,000, offset by an increase in accounts payable of approximately $1,806,000 and an increase in accrued liabilities and other payables of approximately $674,000.

Net cash flow used in operating activities for the six months ended June 30, 2018 primarily reflected our net loss of approximately $4,533,000, and the add-back of non-cash items, mainly consisting of depreciation and amortization of approximately $2,299,000, bad debts written off of approximately $922,000, allowance for doubtful accounts of approximately $1,362,000, exchange difference of approximately $918,000, impairment of PPE of approximately $1,199,000 and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $8,470,000, a decrease in deferred revenue of approximately $984,000 and a decrease in accounts payable of approximately $1,964,000, offset by a decrease in other receivable of approximately $4,651,000 and an increase in accrued liabilities and other payables of approximately $1,307,000.

Net cash flow used in investing activities was $10,839 for the six months ended June 30, 2019 as compared to net cash flow provided by investing activities $572,745 for the six months ended June 30, 2018. During the six months ended June 30, 2019, we made payments for the purchase of property, plant and equipment of approximately $11,000. During the six months ended June 30, 2018, we made payments for the purchase of property and equipment of approximately $17,000, offset by proceeds from disposal of property and equipment of approximately $590,000.

Net cash flow provided by financing activities was $4,037,543 for the six months ended June 30, 2019 as compared to net cash flow provided by financing activities of $3,969,051 for the six months ended June 30, 2018. During the six months ended June 30, 2019, we received proceeds from investor of approximately $6,000,000, offset by repayment to related parties of approximately $1,962,000. During the six months ended June 30, 2018, we received advances from related parties of approximately $3,969,000.

About Luokung Technology Corp.

Luokung Technology Corp. is one of the global leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. The core business brands of the Company are “Luokuang” and “Superengine” . The Company mainly provides spatial temporal big data PaaS, SaaS and DaaS intelligent services based on its self-developed patented technology which can be applied in Mobile Internet LBS, Internet Travelling, Intelligent Transportation, Automatic Drive, Smart City, Intelligent IoT, Natural Resources Exploration and Monitoring and so on. These services are integrated intelligent computing and application services for spatial temporal data which including but not limited to Satellite and UAV Remote Sensing Image Data, HD Map, 2D and 3D Internet Map, Real-time Trajectory, IoT Industrial Stream Data. For more information please go to http://www.luokung.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report for the fiscal year ended September 30, 2017 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Jay Yu

Tel: (+86) 10-6506 5217

Email: yujie@luokung.com

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of June 30,	As of December 31,
	2019	2018
Assets
Current assets:
Cash	$490,551	$1,192,218
Accounts receivable, net of allowance for doubtful accounts	17,977,102	22,661,594
Other receivables and prepayment	6,034,423	2,749,000
Amounts due from related parties	4,438,742	4,935,698
Total current assets	28,940,818	31,538,510
Non-current assets:
Property and equipment, net	619,916	898,007
Intangible assets, net	50,049,785	52,763,998
Goodwill	11,728,600	11,728,600
Other receivables, net (Long term)	146,945	150,286
Total non-current assets	62,545,246	65,540,891
TOTAL ASSETS	91,486,064	97,079,401
Liabilities
Current liabilities:
Accounts payable	4,321,256	758,386
Accrued liabilities and other payables	26,878,544	28,239,477
Deferred revenue	877,952	1,286,635
Tax payable	71,239	71,358
Amounts due to related parties	819,646	3,378,031
Total current liabilities	32,968,637	33,733,887
Non-current liabilities:
Accrued liabilities and other payables	-	244,755
Total non- current liabilities	-	244,755
TOTAL LIABILITIES	32,968,637	33,978,642

Commitments and contingencies

Shareholders’ Equity

Share capital
Preferred stock, $0.01 par value; 1,000,000 shares authorized, issued and outstanding at June 30, 2019 and December 31, 2018	10,000	10,000
Common stock, $0.01 par value; 250,000,000 shares authorized; 200,317,558 shares issued and outstanding at June 30, 2019; 199,317,599 shares issued and outstanding at December 31, 2018	2,003,176	1,993,176
Additional paid-in capital	108,003,864	102,125,814
Accumulated deficit	(52,390,932)	(41,863,694)
Accumulated other comprehensive income	931,255	835,463
Total equity attributable to owners of the company	58,557,363	63,100,759
Non-controlling interest	(39,936)	-

Total Shareholders’ Equity	58,517,427	63,100,759

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$91,486,064	$97,079,401

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended
	June 30,
	2019	2018

Revenues	$5,728,268	$12,597,026
Less: Operating costs and expenses:
Cost of revenues	4,835,758	4,044,509
Selling and marketing	770,092	8,586,325
General and administrative	6,777,839	3,682,763
Research and development	3,880,812	514,414
Total Operating costs and expenses	16,264,501	16,828,011
Loss from operations	(10,536,233)	(4,230,985)
Other income (expense):
Interest expense	(20,488)	(29,379)
Foreign exchange (losses) gains, net	(252,477)	(134,662)
Other income (expense), net	241,471	(138,184)
Total other (expense) income, net	(31,494)	(302,225)
Loss before income taxes	(10,567,727)	(4,533,210)
Income taxes	-	-
Net loss	$(10,567,727)	$(4,533,210)
Less: Net loss attributable to the non-controlling interest	40,489	-
Net loss attributable to owners of the Company	$(10,527,238)	$(4,533,210)
Comprehensive loss:
Net loss	(10,567,727)	(4,533,210)
Other comprehensive income:
Foreign currency translation adjustment	95,792	(274,553)
Comprehensive loss	$(10,471,935)	$(4,807,763)
Less: Comprehensive loss attributable to the non-controlling interest	39,936	-
Comprehensive loss attributable to owner of the company	$(10,431,999)	$(4,807,763)
Net loss per ordinary share:
Basic and Diluted	$(0.05)	$(4,533,210)

Weighted average number of ordinary shares outstanding Basic and Diluted	200,223,114	1

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six Months Ended
	June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(10,567,727)	$(4,533,210)
Depreciation and amortization	3,004,225	2,299,337
Bad debts written off	-	921,720
Exchange difference	241,269	918,230
Increase in allowance for doubtful accounts	5,213,811	1,361,745
Impairment of PPE	553	1,198,761
Changes in assets and liabilities
Accounts receivable	(546,313)	(8,470,359)
Other receivables and prepayment	(4,082,861)	4,651,286
Tax payable
Deferred revenue	(412,161)	(983,748)
Accounts payable	1,806,174	(1,963,679)
Accrued liabilities and other payables	673,841	1,307,351
Net cash used in operating activities	(4,669,189)	(3,292,566)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(10,839)	(17,156)
Proceeds from disposal of deposits	-	589,901
Net cash (used in) provided by investing activities	(10,839)	572,745

CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment to) advances from related parties	(1,962,457)	3,969,051
Proceeds from investor	6,000,000	-
Net cash provided by financing activities	4,037,543	3,969,051

Effect of foreign exchange rate changes	(59,182)	43,915

Net (decrease) increase in cash	(701,667)	1,293,145
	1,192,218	72,379

Cash at end of period	$490,551	$1,365,524

Supplemental cash flow disclosures:
Interest paid	20,488	29,379
Income taxes paid	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date December 27, 2019	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer